Exhibit 10.10

March 27, 2018

Daniel Springer

Re: Restated Employment Terms

Dear Dan:

This offer letter (the “Agreement”) amends and restates the offer letter between you and DocuSign, Inc. (the “Company”) dated December 23, 2016 (the “Prior Agreement”). As discussed, the terms of this Agreement govern with respect to your employment, and will supersede and replace the terms and conditions set forth in the Prior Agreement.

Position. You will continue to serve as President and Chief Executive Officer (“CEO”) of the Company and as a member of the Company’s Board of Directors (the “Board”). During the term of your employment with the Company, you will devote your best efforts and substantially all of your business time and attention to the business of the Company, except as otherwise provided herein and except for approved vacation periods and reasonable periods of illness or other incapacities permitted by the Company’s employment policies. You will perform those duties and responsibilities as are customary for the position of President and CEO and as may be directed by the Board, to whom you will report. Your primary office location will be the Company’s offices in San Francisco, California. Notwithstanding the foregoing, the Company reserves the right to reasonably require you to perform your duties at places other than your primary office location from time to time, and to require reasonable business travel.

Salary. You will receive a base salary paid bi-weekly at the rate of $13,461.53 ($350,000 annualized) (the “Base Salary”), less applicable payroll deductions and withholdings, in accordance with the Company’s normal payroll procedures. As an exempt salaried employee, you will be required to work the Company’s normal business hours, and such additional time as appropriate for your work assignments and position, and you will not be entitled to overtime compensation.

Annual Bonus. In addition, you will be eligible to earn an annual performance bonus, which will be targeted at one hundred percent (100%) of your Base Salary (the “Annual Bonus”). The Annual Bonus will be based upon the assessment of the Compensation Committee of the Board (the “Compensation Committee”) of your performance and the Company’s attainment of written targeted goals as set by the Compensation Committee in its sole discretion. Bonus payments, if any, will be subject to applicable payroll deductions and withholdings. Promptly following the close of each calendar year, the Compensation Committee will determine whether you have earned an Annual Bonus, and the amount of any such bonus, based on the achievement of such goals. No amount of Annual Bonus is guaranteed, and you must be an employee on the Annual Bonus payment date to be eligible to receive an Annual Bonus; no partial or prorated bonuses will be provided. Your bonus eligibility is subject to change in the discretion of the Compensation Committee.

Equity Awards. In connection with your commencement of employment, you previously received certain equity awards covering shares of the Company’s Common Stock. Such equity awards will continue to be subject to the terms and conditions of the Company’s Amended and Restated 2011 Equity Incentive Plan, as amended (the “Plan”), and the applicable award agreements; provided, however, that for all purposes in this Agreement, the term “Change in Control” shall have the

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meaning of Change in Control as defined in the Plan with the penultimate paragraph related to Section 409A of such definition in the Plan disregarded in its entirety. The vested portion of any stock options you hold will be exercisable for a period of twelve (12) months following your termination of employment for any reason other than Cause (as defined in Attachment A hereto).

Benefits. As a regular full-time employee of the Company, you will be eligible to participate in the Company’s standard employee benefits (pursuant to the terms and conditions of the benefit plans and applicable policies), including but not limited to: paid time off (“PTO”), medical and dental insurance and 401(k) plan, all of which are described in summary plan descriptions and policies that will be available or provided to you by the Company. The Company may modify compensation and benefits from time to time in its discretion.

The Company will reimburse you for reasonable travel, entertainment or other expenses incurred by you in furtherance or in connection with the performance of your duties hereunder, in accordance with the Company’s expense reimbursement policies as in effect from time to time.

At-Will Employment; Severance and Change in Control Benefits. Your employment relationship with the Company is at-will. Accordingly, you may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying the Company; and the Company may terminate your employment at any time, with or without Cause (as defined in Attachment A hereto) or advance notice. However, in the event the Company terminates your employment without Cause, or you resign your employment for Good Reason, you will be eligible for severance benefits as set forth in Attachment A. In the event of a Change in Control, you will be eligible for Change in Control benefits as set forth in Attachment A.

Company Policies; Confidential Information. As a Company employee, you are required to abide by the Company’s policies and procedures, as modified from time to time within its discretion; provided, however, that in the event the terms of this Agreement differ from or are in conflict with the Company’s general employment policies or practices, this Agreement shall control. You have previously signed an acknowledgment that you have read and understand and will abide by the Company’s Code of Conduct. You have also previously signed and will continue to be subject to the Company’s At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement (the “Confidentiality Agreement”).

Outside Activities. Throughout your employment with the Company, you may engage in civic and not-for-profit activities so long as such activities do not interfere with the performance of your duties hereunder or present a conflict of interest with the Company. Subject to the restrictions set forth herein and with the prior written consent of the Board, you may devote a reasonable amount of your time to other types of business or public activities not expressly mentioned in this paragraph. The Board may rescind its consent to your service as a director of all other corporations, or participation in other business or public activities, if the Board, in its sole discretion, determines that such activities compromise or threaten to compromise the Company’s business interests or conflict with your duties to the Company. In addition, pursuant to the Company’s Code of Conduct, you must obtain the prior written consent of the Company’s Legal Department in order to serve as a director of a corporation that is a Company customer, partner or other service provider.

During your employment by the Company, except on behalf of the Company, you will not directly or indirectly serve as an officer, director, stockholder, employee, partner, proprietor, investor, joint venturer, associate, representative or consultant of any other person, corporation, firm, partnership or other entity whatsoever known by you to compete with the Company (or is planning or preparing to compete with the Company), anywhere in the world, in any line of business engaged in (or planned to be engaged in) by the Company; provided, however, that you may purchase or otherwise acquire up to (but not more than) one percent (1%) of any class of securities of any such enterprise (but without participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange.

Other Provisions. This Agreement, together with Attachment A and your Confidentiality Agreement, forms the complete and exclusive statement of your employment agreement with the Company. It supersedes any other agreements or promises made to you by anyone, whether oral or written, including the Prior Agreement. Changes in your employment terms, other than those changes expressly reserved to the Company’s or the Board’s discretion in this Agreement, require a written modification approved by the Company and signed by a duly authorized officer of the Company. This Agreement will bind the heirs, personal representatives, successors and assigns of you and the Company, and inure to the benefit of you and the Company, their heirs, successors and assigns. If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, this determination shall not affect any other provision of this Agreement and the provision in question shall be modified so as to be rendered enforceable in a manner consistent with the intent of the parties insofar as possible under applicable law. This Agreement shall be construed and enforced in accordance with the laws of the State of California without regard to conflicts of law principles. Any ambiguity in this Agreement shall not be construed against any party as the drafter. Any waiver of a breach of this Agreement, or rights hereunder, shall be in writing and shall not be deemed to be a waiver of any successive breach or rights hereunder. This Agreement may be executed in counterparts which shall be deemed to be part of one original, and facsimile and electronic image copies of signatures shall be equivalent to original signatures.

To indicate your acceptance of the Agreement, please sign and date this Agreement in the space provided below.

Sincerely,
DocuSign, Inc.
/s/ Rory T. O’Driscoll
Rory T. O’Driscoll
On behalf of the Board of Directors
ACCEPTED AND AGREED:
Daniel Springer
/s/ Daniel Springer
Date
March 27, 2018
Signature

Attachment A

Severance Benefits and Change in Control Benefits

Severance Benefits

If, at any time, the Company terminates your employment without Cause (as defined below) (other than as a result of your death or disability) or you resign your employment for Good Reason (as defined below), provided such termination constitutes a Separation from Service (as defined below) and occurs outside of the period beginning three (3) months prior to the closing of a Change in Control (as defined below) and ending twelve (12) months after the closing of a Change in Control (the “Change in Control Period”), then subject to the Release Requirement (defined below) and Return of Company Property Obligations (defined below), your continued compliance with the terms of this Agreement and your resignation from the Board, to be effective no later than your Separation from Service date (or such other date requested or permitted by the Board), the Company will provide you with the following severance benefits (the “Severance Benefits”):

•	Cash Severance. The Company will pay you, as cash severance, twelve (12) months of your Base Salary in effect as of your Separation from Service date, less applicable payroll deductions and withholdings (the “Cash Severance”). The Cash Severance will be paid in a lump sum on the Company’s first regular payroll date that is at least one (1) week following the effectiveness of the Release (defined below) (subject to the Compliance with Section 409A provision set forth below).

•	Bonus Severance. The Company will pay you the amount equal to both (i) your target Annual Bonus for the year in which your termination is effective, less applicable payroll deductions and withholdings and (ii) your actual annual bonus that remains unpaid but earned in the year prior to the year in which your termination is effective, if any (the combined amount, the “Bonus Severance”). The Bonus Severance will be paid in a lump sum on the Company’s first regular payroll date that is at least one (1) week following the effectiveness of the Release (subject to the Compliance with Section 409A provision set forth below).

•	COBRA Severance. If you timely elect continued coverage under COBRA, the Company will continue to pay the cost of your health care coverage in effect at the time of your Separation from Service for a maximum of eighteen (18) months, either under the Company’s regular health plan (if permitted), or by paying your COBRA premiums (the “COBRA Severance”). The Company’s obligation to pay the COBRA Severance on your behalf will cease if you obtain health care coverage from another source (e.g., a new employer or spouse’s benefit plan), unless otherwise prohibited by applicable law. You must notify the Company within two (2) weeks if you obtain coverage from a new source. This payment of COBRA Severance by the Company would not expand or extend the maximum period of COBRA coverage to which you would otherwise be entitled under applicable law. Notwithstanding the above, if the Company determines in its sole discretion that it cannot provide the foregoing COBRA Severance without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall in lieu thereof provide to you a taxable monthly payment in an amount equal to the monthly COBRA premium that you would be required to pay to continue your group health coverage in effect on the date of your termination (which amount shall be based on the premium for the first month of

COBRA coverage), which payments shall be made on the last day of each month regardless of whether you elect COBRA continuation coverage and shall end on the earlier of (x) the date upon which you obtain other coverage or (y) the last day of the eighteenth (18th) calendar month following your Separation from Service date.

•	Accelerated Vesting. A number of shares under your then-unvested Company equity awards (excluding any performance-vested awards) shall vest in an amount equal to twelve (12) additional months of additional vesting.

Change in Control Benefits

In the event of a Change of Control, the vesting of each of your then-outstanding Company equity awards granted under any of the Company’s equity incentive plans (excluding any performance-vested awards) will accelerate as to fifty percent (50%) of any then-unvested shares subject to each such award as of immediately prior to the Change in Control, subject to your continued employment through the Change in Control. For clarity, any accelerated vesting that you become eligible to receive will apply to the latest vesting tranches first, so as to shorten the remaining vesting schedule.

In addition, in the event the Company terminates your employment without Cause (other than as a result of your death or disability) or you resign for Good Reason (as defined below) during the Change in Control Period, provided such termination or resignation constitutes a Separation from Service, then subject to the Release Requirement and Return of Company Property Obligations, your continued compliance with the terms of this Agreement and your resignation from the Board, to be effective no later than your Separation from Service date (or such other date requested or permitted by the Board), the Company will provide you with the following severance benefits (the “Change in Control Severance Benefits”):

•	The Cash Severance as provided above;

•	The COBRA Severance as provided above, except that the maximum duration of any such COBRA Severance shall be twelve (12) months; and

•	The vesting of each of your then-outstanding Company equity awards (excluding the PSUs) will accelerate in full. In order to accommodate this potential accelerated vesting, any then-unvested Company equity awards will not terminate with respect to shares that have not vested as of your termination date until 3 months and one day after your termination date.

Notwithstanding anything to the contrary in the Plan or any equity award agreements, if unvested Company equity awards are not assumed by an acquirer in a Change in Control, your unvested equity awards (other than any performance-vested awards) shall accelerate in full prior to such Change in Control.

Resignation Without Good Reason; Termination for Cause; Death or Disability

If, at any time, you resign your employment with the Company without Good Reason, or the Company terminates your employment for Cause, or your employment with the Company terminates for any reason not entitling you to the Severance Benefits or Change in Control Severance Benefits set forth above, or if your employment with the Company terminates as a result of your death or disability, then you will receive your Base Salary accrued through your last day of employment, as well as any unused PTO (if applicable) accrued through your last day of employment. Under these circumstances, you will not be entitled to any other form of compensation, including any Severance Benefits or Change in Control Severance Benefits, other than your rights to the vested portion of your Options and RSUs and any other rights to which you are entitled under the Company’s benefit programs. In addition, if you are then a member of the Board, you shall resign from the Board, to be effective no later than the date of your employment termination (or such other date requested or permitted by the Board).

Conditions to Receipt of Severance Benefits and Change in Control Severance Benefits

Prior to and as a condition to your receipt of the Severance Benefits or Change in Control Severance Benefits described above, you shall execute and deliver to the Company a release of claims in favor of and in a form acceptable to the Company (the “Release”) within the timeframe set forth in the Release, but not later than forty-five (45) days following your Separation from Service date, and allow the Release to become effective according to its terms (by not invoking any legal right to revoke it) within any applicable time period set forth in the Release (such latest permitted effective date, the “Release Deadline”) (the “Release Requirement”).

In addition, upon the termination of your employment with the Company for any reason, as a precondition to your receipt of the Severance Benefits or Change in Control Severance Benefits, within five (5) days after your termination date (or earlier if requested by the Company), you will return to the Company all Company documents (and all copies thereof) and other Company property within your possession, custody or control, and any materials of any kind which contain or embody any proprietary or confidential information of the Company (and all reproductions thereof in whole or in part and in any medium). You further agree that you will make a diligent search to locate any such documents, property and information and return them to the Company within the timeframe provided above. In addition, if you have used any personally-owned computer, mobile telephone, tablet, server or e-mail system to receive, store, review, prepare or transmit any confidential or proprietary data, materials or information of the Company, then within five (5) days after your termination date you must provide the Company with a computer-useable copy of such information and permanently delete and expunge such confidential or proprietary information from those systems without retaining any reproductions (in whole or in part); and you agree to provide the Company access to your system, as requested, to verify that the necessary copying and deletion is done (together with the preceding two sentences, the “Return of Company Property Obligations”). You shall deliver to the Company a signed statement certifying compliance with the Return of Company Property Obligations prior to the receipt of the Severance Benefits or Change in Control Severance Benefits.

Definitions

For purposes of this Agreement (including this Attachment A), the following terms shall have the following meanings:

“Cause” will mean the occurrence of one or more of the following:

(i) Your willful and continued failure to perform the duties and responsibilities of your position after there has been delivered to you a written demand for performance from the Company which describes the basis for the Company’s belief that Executive has not substantially performed Executive’s duties and provides Executive with thirty (30) days to take corrective action;

(ii) Any act of personal dishonesty taken by you in connection with your responsibilities as an employee of the Company with the intention or reasonable expectation that such action may result in substantial personal enrichment;

(iii) Your conviction of, or plea of nolo contendere to, a felony;

(iv) Your commission of any tortious act, unlawful act or malfeasance which causes or reasonably could cause (for example, if it became publicly known) material harm to the

Company’s standing, condition or reputation;

(v) Any material breach by you of the provisions of the At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement or other improper disclosure of the

Company’s confidential or proprietary information; provided that you receive a written notice from the Company which describes the basis for the Company’s belief of your material breach with thirty (30) days to take corrective action (if corrective action is possible);

(vi) A breach of any fiduciary duty owed to the Company by you that has or could reasonably be expected to have a material detrimental effect on the Company’s reputation or business; or

(vii) Obstructing or impeding; endeavoring to influence, obstruct or impede, or failing to materially cooperate with, any investigation authorized by the Board or any governmental or self-regulatory entity (an “Investigation”). However, your failure to waive attorney-client privilege relating to communications with your own attorney in connection with an Investigation will not constitute “Cause.”

“Change in Control” shall have the meaning set forth in the Plan.

“Code” shall mean the Internal Revenue Code of 1986, as amended, and the Treasury Regulations and other interpretive guidance thereunder.

You shall have “Good Reason” for resigning from employment with the Company if any of the following actions are taken by the Company without your prior written consent: (a) a material reduction in your Base Salary, unless such reduction is made in connection with a similar action affecting all senior executives; (b) a material reduction in your duties or responsibilities, provided that neither a change in title, nor a change in your reporting relationships by virtue of the Company being acquired or made part of a larger entity (as, for example, where the Company becomes a subsidiary or operating unit of the acquiring corporation following a Change in Control) will be deemed a “material reduction” in and of itself unless your new duties and responsibilities are materially reduced from your prior duties and responsibilities; or (c) relocation of your principal place of employment to a place that increases your one-way commute by more than twenty five (25) miles as compared to your then-current principal place of employment immediately prior to such relocation.

In order to resign for Good Reason, you must provide written notice to the Board within thirty (30) days after the first occurrence of the event giving rise to Good Reason setting forth the basis for your resignation, allow the Company at least thirty (30) days from receipt of such written notice to cure such event, and if such event is not reasonably cured within such period, you must resign from all positions you then hold with the Company not later than thirty (30) days after the expiration of the cure period.

“Separation from Service” shall mean an involuntary separation from service within the meaning of Section 409A of the Code.

No Duplication of Benefits

Except as set forth herein, you shall not be eligible for or entitled to any additional severance benefits or change in control benefits, including but not limited to any benefits as set forth in any separate change in control policy or plan previously adopted by the Company.

Compliance with Section 409A

The Severance Benefits and Change in Control Severance Benefits are intended to qualify for an exemption from application of Section 409A of the Code (“Section 409A”) or comply with its requirements to the extent necessary to avoid adverse personal tax consequences under Section 409A, and any ambiguities herein shall be interpreted accordingly. For purposes of Section 409A (including, without limitation, for purposes of Treasury Regulations 1.409A-2(b)(2)(iii)), your right to receive any installment payments under this Agreement (whether severance payments, reimbursements or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary in this Agreement, if the Company (or, if applicable, the successor entity thereto) determines that the Severance Benefits or Change in Control Severance Benefits constitute “deferred compensation” under Section 409A and you are, on the date of your Separation from Service, a “specified employee”, as such term is defined in Section 409A(a)(2)(B)(i) of the Code (a “Specified Employee”), then, solely to the extent necessary to avoid the incurrence of adverse personal tax consequences under Section 409A, the timing of the Severance Benefits and Change in Control Severance Benefits shall be delayed until the earliest of: (i) the date that is six (6) months and one (1) day after your Separation from Service date, (ii) the date of your death, or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation. Upon the first business day following the expiration of such applicable Code Section 409A(a)(2)(B)(i) period, all payments or benefits deferred pursuant to this paragraph shall be paid in a lump sum or provided in full, and any remaining payments due shall be paid as otherwise provided herein. No interest shall be due on any amounts so deferred. If the Severance Benefits and Change in Control Severance Benefits are not covered by one or more exemptions from the application of Section 409A and the Release could become effective in the calendar year following the calendar year in which you have a Separation from Service, the Release will not be deemed effective any earlier than the Release Deadline.

Section 280G; Parachute Payments

Any payments described in this letter agreement or referenced herein or otherwise which could constitute or result in your receipt of “parachute payments” within the meaning of Section 280G of the Code are referred to as “Compensatory Payments.”

In the event that any portion of the Compensatory Payments will be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such Compensatory Payments shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Compensatory Payments that would result in no portion of the Compensatory Payments (after reduction) being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Compensatory Payments, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Compensatory Payments may be subject to the Excise Tax. If a reduction in a Compensatory Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for you. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”).

Unless the Company and you otherwise agree in writing, the determination of your Excise Tax liability and the amount of any reduction, if required, shall be made in writing by an accountant chosen by the Company, which shall be from one of the six largest national accounting firms (an “Accountant”). For purposes of its calculations and determinations, the Accountant may make reasonable assumptions and approximations concerning the application of Section 280G and Section 4999 of the Code and applicable taxes. The Company and you shall furnish to the Accountant such information and documents as the Accountant may reasonably request in order to make its determinations. The Company shall bear all costs the Accountant may reasonably incur in connection with any calculations contemplated hereunder. The Accountant’s determinations shall be final and binding on the Company and you.